Exhibit 99.1

Amarin Announces Preclinical Results of Miraxion in Neurodegenerative Diseases
Highlighted in Two Poster Presentations at the 58th Annual American Academy of
Neurology Conference

LONDON, United Kingdom, April 7, 2006 -- Amarin Corporation plc (NASDAQ: AMRN) today announced that Professor Cai Song, M.D., Ph.D. presented two posters on data from two pre-clinical studies of Miraxion (ultra pure ethyl-EPA) at the 58th Annual American Academy of Neurology Conference (“AAN”) being held in San Diego from April 1- 8, 2006. Dr. Song is Associate Professor in the Department of Biomedical Science, University of Prince Edward Island, Canada. She holds a prestigious Canadian Research Chair in Psychoneuroimmunology and is a leading authority in the field.

These studies demonstrated that Miraxion improved learning and memory, had multiple neuroprotective effects and improved cell viability thereby slowing neuronal apoptosis (cell death) which is often associated with a number of neurodegenerative disorders such as Alzheimer’s, Parkinson’s and Huntington’s diseases. Miraxion is currently undergoing two phase III clinical trials in Huntington’s disease under a Special Protocol Assessment agreed with the US Food and Drug Administration (“FDA”) and has been granted fast track designation by the FDA. Miraxion is also in Phase II development for depressive disorders and preclinical development for Parkinson’s disease.

The two posters were presented by Professor Song on Thursday, April 6 at the AAN and are entitled:

•	P05.097 Therapeutic Mechanism of n-3 Fatty Acid EPA in Treatment of Neurodegeneration: Anti-Inflammation and Neuroprotection.
•	P05.082 Eicosapentaenoic Acid (EPA) Increased Cell Viability and TrkB mRNA Expression in Fully Differentiated SH-SY5Y Cells.

In these pre-clinical studies, Professor Song’s team demonstrated that:

1.	Miraxion was able to improve learning and memory, increase Nerve Growth Factor expression and anti-inflammatory cytokine IL-10 production and decrease pro-inflammatory prostaglandin E2.
2.	Pro-inflammatory cytokine IL-1 induced changes in the release of noradrenergic, serotonergic and dopaminergic monoamines and their metabolites from the hippocampus were also attenuated by Miraxion.
3.	Incubation of Miraxion with neurons increased neuronal proliferation and blocked lipopolysaccharide or glutamate-induced cortical cell death.
4.	Miraxion demonstrated neuroprotective effects by interacting with Brain-Derived Neurotrophic Factor (BDNF) leading to improved cell viability thereby slowing neuronal apoptosis (cell death).

5.
Miraxion increased the activation of the receptor transmembrane tyrosine-specific protein kinase (TrkB) and truncated TrkB messenger RNA expressions which are critical functions for increasing dopamine levels in Parkinson’s patients. It is believed that depleted dopamine levels are responsible for motor dysfunction in Parkinson’s patients.

Professor Song’s results complement those of other previously presented pre-clinical research conducted at the Institute of Neuroscience at Trinity College, Dublin by Professor Marina Lynch, which showed Miraxion to have neuroprotective effects on models of neurodegenerative disorders.
Rick Stewart, Chief Executive Officer of Amarin, commented on the poster presentations, “We are very encouraged by these data which are consistent with earlier pre-clinical results. We look forward to completing Miraxion’s phase III studies in Huntington’s disease early next year and progressing Miraxion into clinical studies in patients with Parkinson’s disease later this year.”

“We continue to build on our clinical and scientific body of knowledge for Miraxion as it expands our understanding of its mechanism of action, allowing us to more effectively target specific neurodegenerative diseases,” concluded Mr. Stewart.

Parkinson’s Disease

Parkinson’s disease is a progressive neurodegenerative disorder affecting approximately 1 million patients in the U.S. where the market for PD drug treatments in 2004 was approximately $600 million. The main pathological characteristic of PD is the loss of pigmented DA-containing neurons of the substantia nigra associated with the presence of cytoplasmic α-synuclein-positive inclusions, the so-called Lewy bodies. Therapeutics that slow or stop the neurodegenerative processes of PD are expected to have a major impact for the treatment of PD.

About Amarin
Amarin is a neuroscience company focused on the research, development and commercialization of novel drugs for the treatment of central nervous system disorders. Miraxion, Amarin’s lead development compound, is in Phase III development for Huntington’s disease, Phase II development for depressive disorders and preclinical development for Parkinson’s disease. Miraxion for Huntington’s disease is being developed under a Special Protocol Assessment agreed with the US Food and Drug Administration (“FDA”), has been granted fast track designation by the FDA and has received orphan drug designation in the US and Europe.For press releases and other corporate information, visit our website at http://www.amarincorp.com. Information on our website is not part of this press release.

Contacts:

Amarin Corporation plc	+44 (0) 207 907 2442
Rick Stewart	Chief Executive Officer
Alan Cooke	Chief Financial Officer

investor.relations@amarincorp.com

Investors:
Lippert/Heilshorn & Associates, Inc.	+1 212 838 3777
Kim Golodetz (kgolodetz@lhai.com)
Anne Marie Fields (afields@lhai.com)

Media:
Powerscourt	+44 (0) 207 236 5615
Rory Godson/Victoria Brough

Disclosure Notice:

The information contained in this document is as of April 7, 2006. Amarin assumes no obligation to update any forward-looking statements contained in this document as a result of new information or future events or developments. This document contains forward-looking statements about Amarin's financial condition, results of operations, business prospects and products in research that involve substantial risks and uncertainties. You can identify these statements by the fact that they use words such as "will", "anticipate", "estimate", "project", ”forecast”, "intend", "plan", "believe" and other words and terms of similar meaning in connection with any discussion of future operating or financial performance or events. Among the factors that could cause actual results to differ materially from those described or projected herein are the following: the success of Amarin's research and development activities, including the phase III trials with Miraxion in Huntington’s disease; decisions by regulatory authorities regarding whether and when to approve Amarin's drug applications, as well as their decisions regarding labeling and other matters that could affect the commercial potential of Amarin's products; the speed with which regulatory authorizations, pricing approvals and product launches may be achieved; the success with which developed products may be commercialized; competitive developments affective Amarin's products under development; the effect of possible domestic and foreign legislation or regulatory action affecting, among other things, pharmaceutical pricing and reimbursement, including under Medicaid and Medicare in the United States, and involuntary approval of prescription medicines for over-the-counter use; Amarin's ability to protect its patents and other intellectual property; claims and concerns that may arise regarding the safety or efficacy of Amarin's product candidates; governmental laws and regulations affecting Amarin's operations, including those affecting taxation; Amarin's ability to maintain sufficient cash and other liquid resources to meet its operating requirements; general changes in U.K. and U.S. generally accepted accounting principles; growth in costs and expenses; and the impact of acquisitions, divestitures and other unusual items, including Amarin's ability to integrate its acquisition of Amarin Neuroscience Limited. A further list and description of these risks, uncertainties and other matters can be found in Amarin's Annual Report on Form 20-F for the fiscal year ended December 31, 2005.